FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         October 8, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 Revenues

                               EXHIBIT LIST

Exhibit           Description

99.1     Fiscal 2002-2003 Revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: October 8, 2003

EX-99.1
Fiscal 2002-2003 Revenues

Exhibit 99.1

Fiscal 2002-2003 Revenues


Code EURONEXT : EXHO.PA / Code NYSE : SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                          Revenues for Fiscal 2002-2003
                                       and
                          Outlook for Fiscal 2003-2004




Paris, October 8, 2003 - Sodexho Alliance's consolidated revenues reached 11.7 billion euro for fiscal 2002-2003, which ended on August 31, 2003.

As compared to the prior year, revenues declined by 7.3%, comprising the following:

o organic growth of                                    + 3.1%
  a net improvement over fiscal 2001-2002
  organic growth of 1.9%
o acquisitions, less divestitures, of                  - 0.4%
o currency effects of                                  -10.0%


The euro's sharp appreciation against other currencies, in particular the U.S. dollar, led to a currency effect on our consolidated financial statements which reduced revenues by 10% (of which 7.3% is due to the U.S. dollar).

It should be noted that, unlike exporting businesses, our subsidiaries' operating revenues and expenses are denominated in the same currency; as a result, exchange rate variations do not result in operating risk.


Breakdown of revenues by region and activity




  Activity                          Revenues                Organic
                                    in millions of          Growth
                                    euro


   Food and Management Services :       11,439              + 2.9%

    o North America                      5,427                4.3%
    o Continental Europe                 3,585                3.6%
    o United Kingdom and Ireland         1,453              - 3.9%
    o Rest of the World, including
      remote sites                         974                3.9%


   Service Vouchers and Cords              248             + 11.4%
                                        -------

      TOTAL                             11,687              + 3.1%
                                       ========





Food and Management Services

In Food and Management Services, organic growth in revenues by segment amounted to 3.1% in Business & Industry, 2.6% in Healthcare and 2.9% in Education.


    North America

    Business & Industry revenues declined by 0.6%. The gradual opening during the year of contracts such as a national contract with Hewlett Packard (U.S. $40 million per year), Sony (U.S. $7 million per year), General Electric Medical Systems (U.S. $3 million per year), and General Mills (U.S. $4 million per year) offset the negative impact of delocalisations and reductions in staff in Industry. This evolution does not reflect the positive impact of the contract with the U.S. Marine Corps., which we opened on October 1, 2002.

    Healthcare and Seniors revenues grew by 3.5% for the year. This progression reflects good performances on existing sites as well as the opening of some new multiservice contracts toward the end of the year. Other recent wins such as Spring Valley Hospital Center (U.S. $3 million per year), North Colorado Medical Center (U.S. $2 million per year) and Medical Center of Louisiana (U.S. $7 million per year) will begin to have a favorable impact in fiscal 2003-2004.

    The Education segment's revenues increased by 3.7% in fiscal
    2002-2003.  Contract wins included the Atlanta Public School
    District (U.S. $11 million per year), Rowan University in New Jersey (U.S. $8 million per year), the University of Connecticut (U.S. $4 million per year) and Morehouse College in Georgia (U.S. $4 million per year).


    Continental Europe

    Organic revenue growth was 4% in Business & Industry, 3.7% in
    Healthcare, and 2.1% in Education.

    The commencement of contracts with the Swedish army (13 million euro per year) and the City of Stockholm (20 million euro per year) in Healthcare as well as contract wins in Business & Industry fueled good organic growth in Northern Europe.

    The labor strikes in France during May and June principally impacted the Education segment and weighed on annual growth in this segment.

    United Kingdom and Ireland

    On a constant consolidation and exchange rate basis, revenues declined by 3.9%, mainly due to:
    - the economic slowdown in the Business & Industry segment; and
    - the continued termination of non-profitable contracts.


    Rest of the World

    As announced in May 2003, effective for fiscal 2002-2003, the Food and Management Services activity in the Rest of the World now includes Latin America, Asia, Africa, the Middle East, and the remote sites activity. Organic growth for this region reached 3.9%, as a result of good performances in the remote sites activity in Australia and Latin America. The recently signed contract with Chiyoda (U.S. $40 million over three years) in the Sakhalin Islands (Russia) illustrates our commercial strength in this region, in particular, in mainland China.


Service Vouchers and Cards

The Service Vouchers and Cards business reported organic growth in revenues of 11.4% for the year. This increase was mainly attributable to strong performances in our traditional services (meal and food) and in new services offered to existing clients such as, for example, a culture card provided to 199,000 students in the Centre and Burgundy regions of France, and the creation of the Education voucher for 15,000 beneficiaries of the Postal Service in Hungary.



FISCAL 2003-2004 OUTLOOK

Based on current available information, the Board of Directors have determined the following objectives, at a minimum:

- organic growth in revenues equivalent to that of fiscal 2002-2003
- EBITA of 550 million euro, which corresponds to an EBITA margin of 4.6%, and is based on the average exchange rates used for the fiscal 2002-2003 financial statements.

These objectives rely on accelerated organic growth in North America and Continental Europe and reflect our action plans in the United
Kingdom for improving profitability.

The Board of Directors will finalize the fiscal 2002-2003 financial statements in mid-November, when it will also provide its Group Net Income guidance for fiscal 2003-2004.





About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.







Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03
Fax : + 33 (1) 30 85 51 81
E-mail : jeanjacques.vironda@sodexhoalliance.com

Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18
Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com